Press release
For immediate release
July 11 2007

COULON JV PROJECT
LENS 44 RETURNS VALUES OF 4.20% Zn, 0.95% Cu AND 25.47 g/t Ag / 26.15m TO A DEPTH OF 380m
LENS 9-25 CONFIRMED TO A DEPTH OF 550m

Virginia Mines Inc. (“Virginia”) is pleased to announce the results of nine new holes from the exploration program currently in progress on the Coulon JV project (100% Virginia), located 15km north of the Fontanges airport, in the Quebec Middle North territory. Breakwater Resources Ltd. may acquire a 50% interest in the property in exchange for payments totalling CA$180,000 and CA$6.5 million in exploration work.

Exploration work initiated in the winter of 2007 includes diamond drilling and ground (InfiniTEM) and borehole pulse-EM geophysical surveys. The new holes tested essentially the extensions of lenses9-25, 44 and 43 (surface plan).

LENS 9-25 CONFIRMED TO A DEPTH OF 550m
Two new holes confirmed the vertical extension of lens9-25 to vertical depths of over 500m (longitudinal section 9-25). Hole CN-07-67 intercepted, to a vertical depth of 510m , a semi-massive to massive sulphide zone, which graded 1.81% Zn, 1.77% Cu and 37.56 g/t Ag over 32.25m. This mineralized section contains a richer interval, which returned values of 2.13% Zn, 2.07% Cu and 38.74 g/t Ag over 20.55m , including 5.65% Zn, 3.08% Cu and 51.5 g/t Ag over 5m. Furthermore, the east contact of the sulphide zone is adjacent to a siliceous zone with disseminated galena and chalcopyrite that returned values of 2.16% Pb, 0.45% Cu, 207.33 g/t Ag and 1.18 g/t Au over 3.3m.

Hole CN-07-71B, located 100 m further north , intercepted to a vertical depth of 550m two zones of semi-massive to massive sulphides that returned values of 5.75% Zn, 1.21% Cu and 21.93 g/t Ag over 4m and 5.38% Zn, 1.99% Cu and 30.71 g/t Ag over 2.15m respectively. These two zones are split by a thin, 5m-thick alteration zone, containing low but anomalous base metal values.

Mineralized intervals from holes CN-07-67 and CN-07-71B represent the deepest intersections obtained to date in lens9-25 , which has a general north-south orientation with a steep dip (85°) towards the west. This lens is now confirmed over 200m laterally and over nearly 400m vertically and it remains totally open at depth. It is currently the object of additional drilling.

LENS 44 RETURNS VALUES OF 4.20% Zn, 0.95% Cu AND 25.47 g/t Ag / 26.15m TO A DEPTH OF 380m

Five out of the six new holes testing lens44 confirmed the extensions of the mineralization with semi-massive to massive sulphide intersections (longitudinal section 44 / 08). Best results come from hole CN-07-75 , which intercepted a mineralized zone grading4.2% Zn, 0.95% Cu and 25.47 g/t Ag over 26.15m, including an interval that returned values of 9.35% Zn, 0.96% Cu and 32.46 g/t Ag over 6.70m. This intersection, located to a vertical depth of 380m , is the deepest one obtained to date in lens 44. Hole CN-07-72 also generated excellent results with three mineralized zones that returned values of 1.56% Zn, 1.59% Cu and 22.68 g/t Ag over 15.30m (376,9 to 392.2 m), 1.61% Zn, 1.45% Cu and 22.50 g/t Ag over 29.7m (399,9 to 429,6m) and 4.1% Zn, 0.61% Cu and 9.50 g/t Ag over 3m (447,4 à 450,4m). The second mineralized zone includes an interval grading 5.77% Zn, 1.92% Cu and 28.87 g/t Ag over 6m (419,9 à 425,9m). These mineralized intersections are located to vertical depths of 300 to 350m.

Hole CN-07-69 also yielded good results, with an intersection grading 1.84% Zn, 1.91% Cu and 23.87 g/t Ag over 8.9m. Holes CN-07-70 and CN-07-74 intercepted massive sulphide zones of metric thickness while hole CN-07-68 intersected an alteration zone with disseminated sulphides.

Supplementary assay results were also received for hole CN-07-65. An alteration zone with disseminated to semi-massive sulphides returned values of 1.97% Zn, 3.31% Cu, 44.25 g/t Ag and 0.4 g/t Au over 2m (276-278m).

Lens 44 is north-south oriented and is dipping vertically to steeply to the west. It is now confirmed over a lateral distance of 250m and to a vertical depth of 380m. Lens 44 sometimes comprises many mineralized intervals within the same hole, particularly in holes CN-07-63, 65 and 72. To date, available information is not sufficient to determine if these mineralized intervals are distinct zones or the same zone repeated by folding. Lens 44 remains totally open and is the object of additional drilling.

Lens 44 is developed at the same stratigraphic level than that of lens 08, which is located 300m further north. To date, just a few shallow holes were drilled between the two lenses and additional holes are planned to test this very promising area.

LENS 43 CONFIRMED TO A VERTICAL DEPTH OF 350m
Only one new hole was completed in the area of lens 43. Hole CN-07-61 confirmed the vertical extension of the mineralization to a depth of 350m , with a semi-massive to massive sulphide intersection grading0.51% Zn, 1.52% Cu and 16.79 g/t Ag over 4.45m. This new intersection is located 230m directly under the CN-06-43 discovery hole.

Lens 43 is NE-SW oriented and seems to have a variable dip towards the north-west. The mineralization is now confirmed over a lateral distance of 100m and to vertical depth of 350m . It remains open in all directions. A strong InfiniTEM and borehole “off-hole” EM anomalies seem to indicate significant extensions and will be tested shortly.

Virginia is extremely encouraged by these new results from the current work program. Eight out of the nine holes testing lenses 9-25, 43 and 44 intersected semi-massive to massive sulphide mineralization. The extensions of lenses9-25 and 44 are confirmed to vertical depths of 550m and 380m respectively and remain totally open at depth. Despite more modest results obtained, lens 43 was nevertheless confirmed over 100m and to a depth of 350m. It remains totally open and is associated with very promising geophysical anomalies. A third drill will soon be mobilized on the project in order to accelerate drilling that will continue throughout the summer and fall of 2007, jointly with surface geological work.

New drilling assay results are reported in the annexed table and several photos of drill cores are also available on our website http://www.virginia.qc.ca/fr/propriete_BaieJames.asp#photos

Work is carried out by the personnel of Virginia Mines Inc., under the supervision of Paul Archer, Geological Engineer. He is a Qualified Person (as defined by National Instrument 43-101) and has more than 25 years of experience in exploration.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $46,432,689 as of February 28, 2007, and 26,438,198 shares issued and outstanding as of June 30, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events